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EXHIBIT 23.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We have issued our report dated June 24, 2005 accompanying the consolidated balance sheet of iCurie Lab Holdings Limited as of December 31, 2004 and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for the year ended December 31, 2004 included in the Registration Statement and Prospectus, which report contains an explanatory paragraph relating to certain significant risks and uncertainties which conditions raise substantial doubt about the Company's ability to continue as a going concern.
We consent to the use of the aforementioned report in the Registration Statement and Prospectus and to the use of our name, and the statements with respect to us, under the heading "Experts" in the Registration Statement and Prospectus.





/s/ PKF
Certified Public Accountants
A Professional Corporation



New York, NY
October 5, 2005